OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16 )*

Cablevision Systems Corporation
(Name of Issuer)
Cablevision NY Group Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
Cablevision NY Group Class A Common Stock: 12686C-10-9
(CUSIP Number)
Richard D. Bohm
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
212-909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 8, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Charles F. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		26,597,184

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,189,350

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		26,597,184

WITH	10	SHARED DISPOSITIVE POWER:

		1,189,350

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	27,786,534

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 37,995,755 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Helen A. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,786,534

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		27,786,534

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	27,786,534

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 37,995,755 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: James L. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		1,117,188

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		26,313

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,117,188

WITH	10	SHARED DISPOSITIVE POWER:

		26,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,143,501

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Thomas C. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		159,621

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		159,621

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	159,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.07%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Patrick F. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		117,813

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,228

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		117,813

WITH	10	SHARED DISPOSITIVE POWER:

		1,228

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	119,041

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS:

	Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5, the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		248,889

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,938,630

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		248,889

WITH	10	SHARED DISPOSITIVE POWER:

		30,938,630

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	31,187,519

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and the 33,640,594 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Marianne Dolan Weber

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		17,944

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,944

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	17,944

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.008%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and the 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Deborah A. Dolan-Sweeney

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		6,381

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		98,548

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,381

WITH	10	SHARED DISPOSITIVE POWER:

		98,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	104,929

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and the 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,834,110

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,834,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,834,110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 56,246,790 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: David M. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		1,237,596

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,833,510

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,237,596

WITH	10	SHARED DISPOSITIVE POWER:

		7,833,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,071,106

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 950 shares of Class A Common Stock held by a member of David M. Dolan’s household and 56,246,790 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto. David M. Dolan disclaims beneficial ownership of these shares of Class A Common Stock and Class B Common Stock and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS:

	Paul J. Dolan, as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust No. 10

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		461,006

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,728,115

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		461,006

WITH	10	SHARED DISPOSITIVE POWER:

		15,728,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	16,189,121

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes the 47,964,620 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Matthew J. Dolan, as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		3,850

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,622,045

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,850

WITH	10	SHARED DISPOSITIVE POWER:

		7,622,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,625,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 56,465,772 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		6,750

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,626,736

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,750

WITH	10	SHARED DISPOSITIVE POWER:

		7,626,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,633,486

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 56,516,827 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Dolan Family LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	11-3519521

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00- See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,977,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,977,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

*	Excludes 55,759,489 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which the Reporting Person disclaims beneficial ownership.

Amendment No. 16 to Schedule 13D
          This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan; Helen A. Dolan; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust and the Dolan Progeny Trust (collectively, the “Family Trusts”), the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as sole Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the “2001 Trust”); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust No. 10; Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware (the “Reporting Persons”). The Reporting Persons report on Schedule 13D as members of a group (the “Group Members”).
          The Schedule 13D (the “Schedule”) filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2005, Amendment No. 6 filed on March 31, 2005, Amendment No. 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005, Amendment No. 12 filed on October 13, 2005, Amendment No. 13 filed on October 25, 2005, Amendment No. 14 filed on December 29, 2005, and Amendment No. 15 filed on August 11, 2006 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 16.
Item 2	Identity and Background

The disclosure in Item 2(a) is hereby amended and restated to read in its entirety as follows:

(a) The names of Group Members are: Charles F. Dolan; Helen A. Dolan; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the “Family Trusts”), the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as sole Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the “2001 Trust”); David M. Dolan, as Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust No. 10; Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware.

Item 3	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended and supplemented by adding the following after the final paragraph thereof:

“It is anticipated that the funding for the 2006 Transaction (as defined and described in Item 4 below) will be approximately $10.9 billion (including refinancing the Issuer’s existing credit facilities). Merrill Lynch Capital Corporation and Bear, Stearns & Co. Inc. have executed a commitment letter, dated October 8, 2006, to fully finance the 2006 Transaction through a combination of revolving credit facilities, term loans and high yield notes.

This summary of the commitment letter does not purport to be complete and is qualified in its entirety by the commitment letter attached hereto as Exhibit 28, the complete text of which is hereby incorporated by reference. The structure of the 2006 Transaction reflected in the commitment letter remains under review and subject to change prior to execution by all parties.”

Item 4.	Purpose of Transaction

The disclosure in Item 4 is hereby amended and supplemented by adding the following after the final paragraph thereof:

“On October 8, 2006, Charles F. Dolan and James L. Dolan, on behalf of the Reporting Persons, submitted a proposal (the “2006 Proposal Letter”) to the Issuer’s Board of Directors (the “Board”) pursuant to which the Reporting Persons would acquire all of the shares of common stock of the Issuer held by the public stockholders at a purchase price of $27.00 per share in cash. As a result of the transaction described in the 2006 Proposal Letter (the “2006 Transaction”), the Reporting Persons would own 100% of the common equity of the Issuer. The 2006 Proposal Letter is conditioned upon the execution of mutually satisfactory definitive agreements. A copy of the 2006 Proposal Letter is attached as Exhibit 29 to this Schedule 13D and is incorporated by reference in its entirety.

The Reporting Persons expect that the Board will form a special committee, wholly comprised of independent directors, to evaluate and negotiate the terms of the proposed transaction (the “Special Committee”) and that the Special Committee will retain its own legal and financial advisors to assist in this process. The Reporting Persons do not intend to pursue the 2006 Transaction without the approval of the Special Committee.

As indicated in the 2006 Proposal Letter, the Reporting Persons are interested only in pursuing the 2006 Transaction and will not sell their stake in the Issuer.

If the 2006 Transaction is consummated, (i) the common stock of the Issuer would become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (ii) the common stock of the Issuer would be delisted from the New York Stock Exchange and (iii) the Reporting Persons would expect to amend and restate the certificate of incorporation and bylaws of the Issuer to make such changes they deem necessary or appropriate.

If the 2006 Transaction is consummated, the Reporting Persons anticipate that Charles F. Dolan will continue in the position of Chairman of the Issuer and James L. Dolan will continue in the position of Chief Executive Officer of the Issuer.

On October 9, 2006, the Reporting Persons issued a related press release, which is attached hereto as Exhibit 30, announcing the delivery of the 2006 Proposal Letter to the Board and providing a brief discussion of the 2006 Transaction.”

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

"(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 70,125,067 shares of Class A Common Stock as a result of their beneficial ownership of (i) 6,388,253 shares of Class A Common Stock (including 1,487,487 shares of restricted stock, 3,563 restricted stock units and options to purchase 742,176 shares of Class A Common Stock that are exercisable within 60 days of the date of this filing), and (ii) 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 24.0% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Charles F. Dolan may be deemed to beneficially own an aggregate of 27,786,534 shares of Class A Common Stock, including (i) 2,045,475 shares of Class A Common Stock (including 458,000 shares of restricted stock), (ii) options to purchase 389,200 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 856,125 shares of Class A Common Stock (including 458,000 shares of restricted stock and options to purchase 389,200 shares of Class A Common Stock that are exercisable within 60 days of this report) owned of record personally, and 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation. He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Helen A. Dolan may be deemed to beneficially own an aggregate of 27,786,534 shares of Class A Common Stock, including (i) 2,045,475 shares of Class A Common Stock (including 458,000 shares of restricted stock), (ii) options to purchase 389,200 shares of Class A Common Stock that are exercisable within 60 days of the date of this report and (iii) 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.9% of the shares of Class A Common Stock currently outstanding. Helen A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and (b) 856,125 shares of Class A Common Stock (including 458,000 shares of restricted stock and options to purchase 389,200 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by Charles F. Dolan personally, and 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by Charles F. Dolan personally. She disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
James L. Dolan may be deemed to beneficially own an aggregate of 1,143,501 shares of Class A Common Stock, including (i) 849,834 shares of Class A Common Stock (including 843,294 shares of restricted stock) and (ii) options to purchase 293,667 shares of Class A Common Stock that are exercisable within 60 days of the date of this report. This aggregate amount represents approximately 0.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,117,188 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally, 823,982 shares of restricted stock owned of record personally, 159 shares of Class A Common Stock held as custodian for a minor child and options to purchase 286,666 shares of Class A Common Stock that are exercisable within 60 days of this report, owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 26,313 shares of Class A Common Stock (including 19,312 shares of restricted stock and options to purchase 7,001 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by his spouse. He disclaims beneficial ownership of 159 shares of Class A Common Stock held as custodian for a minor child, and 26,313 shares of Class A Common Stock (including 19,312 shares of restricted stock and options to purchase 7,001 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by his spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Thomas C. Dolan may be deemed to beneficially own an aggregate of 159,621 shares of Class A Common Stock (including 87,422 shares of restricted stock). This aggregate amount represents approximately 0.07% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 159,621 shares of Class A Common Stock (including 72,199 shares of Class A Common Stock and 87,422 shares of restricted stock).

Patrick F. Dolan may be deemed to beneficially own an aggregate of 119,041 shares of Class A Common Stock, including (i) 58,563 shares of Class A Common Stock (including 34,234 shares of restricted stock) and (ii) options to purchase 26,244 shares of Class A Common Stock that are exercisable within 60 days of the date of this report. This aggregate amount represents approximately 0.05% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 117,813 shares of Class A Common Stock (including 57,335 shares of Class A Common Stock owned of record personally, 34,234 shares of restricted stock and options to purchase 26,244 shares of Class A Common Stock that are exercisable within 60 days of the date of this report), and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 1,228 shares of Class A Common Stock owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee. He disclaims beneficial ownership of the securities held by the Mucci Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 31,187,519 shares of Class A Common Stock, including (i) 1,091,299 shares of Class A Common Stock and (ii) 30,096,220 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally and an aggregate of 242,508 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust, the Marissa Waller 1989 Trust and the Tara Dolan 1989 Trust, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,084,918 shares of Class A Common Stock owned of record by the CFD Trusts Nos. 1 -6 and 29,853,712 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust and the CFD Trusts Nos. 1 — 6. She disclaims beneficial ownership of 1,084,918 shares of Class A Common Stock owned of record by the CFD Trusts Nos. 1 — 6 and 30,096,220 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trusts Nos. 1 — 6, the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 17,944 shares of Class A Common Stock, including (i) 9,944 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally and 3,563 restricted stock units) and (ii) options to purchase 8,000 shares of Class A Common Stock that are exercisable within 60 days of this report. This aggregate amount represents approximately 0.008% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 17,944 shares of Class A Common Stock owned of record personally (including 6,381 shares of Class A Common Stock owned of record personally, 3,563 restricted stock units and options to purchase 8,000 shares of Class A Common Stock that are exercisable within 60 days of this report).

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 104,929 shares of Class A Common Stock, including (i) 79,864 shares of Class A Common Stock (including 64,537 shares of restricted stock) and (ii) options to purchase 25,065 shares of Class A Common Stock that are exercisable within 60 days of the date of this report. This aggregate amount represents approximately 0.05% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 98,548 shares of Class A Common Stock (including 64,537 shares of restricted stock and options to purchase 25,065 shares of Class A Common Stock that are exercisable within 60 days of the date of this report) owned of record by her spouse. She disclaims beneficial ownership of the 98,548 shares of Class A Common Stock (including 64,537 shares of restricted stock and options to purchase 25,065 shares of Class A Common Stock that are exercisable within 60 days) owned of record by her spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Lawrence J. Dolan may be deemed to beneficially own an aggregate of 7,834,110 shares of Class A Common Stock, including (i) 344,086 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,834,110 shares of Class A Common Stock, including 25,000 shares of Class A Common Stock owned jointly with his spouse, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 319,086 shares of Class A Common Stock owned of record by the 2001 Trust and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

David M. Dolan may be deemed to beneficially own an aggregate of 9,071,106 shares of Class A Common Stock, including (i) 1,581,082 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,237,596 shares of Class A Common Stock, including 40,773 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,833,510 shares of Class A Common Stock, including 3,900 shares of Class A Common Stock owned jointly with his spouse, 20,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 500 shares of Class A Common Stock held by his spouse as custodian for a member of his household, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust, and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 20,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 500 shares of Class A Common Stock held by his spouse as custodian for a member of his household, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust, and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Paul J. Dolan may be deemed to beneficially own an aggregate of 16,189,121 shares of Class A Common Stock, including (i) 416,927 shares of Class A Common Stock, and (ii) 15,772,194 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 461,006 shares of Class A Common Stock, including 12,236 shares of Class A Common Stock held as custodian for minor children, 39,259 shares of Class A Common Stock owned of record by the CFD Trust No. 10, and 409,511 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust No. 10, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 14,429 shares of Class A Common Stock owned jointly with his spouse, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 1 and 6, and an aggregate of 15,362,683 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust Nos. 1 and 6. He disclaims beneficial ownership of the 12,236 shares of Class A Common Stock held as custodian for minor children, the 39,259 shares of Class A Common Stock and 409,511 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust No. 10, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 1 and 6, and an aggregate of 15,362,683 shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust Nos. 1 and 6, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 7,625,895 shares of Class A Common Stock, including (i) 354,853 shares of Class A Common Stock and (ii) 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the current sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,850 shares of Class A Common Stock, including 2,400 shares of Class A Common Stock owned of record personally and 1,450 shares of Class A Common Stock held as custodian for a minor child and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,622,045 shares of Class A Common Stock, including an aggregate of 351,003 shares of Class A Common stock owned of record by the CFD Trust Nos. 3 and 5 and 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, and the CFD Trust Nos. 3 and 5. He disclaims beneficial ownership of 1,450 shares of Class A Common Stock held as custodian for a minor child, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 3 and 5 and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, and the CFD Trust Nos. 3 and 5, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 7,633,486 shares of Class A Common Stock, including (i) 413,499 shares of Class A Common Stock and (ii) 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the current sole power to vote or direct the vote and to dispose of or direct the disposition of 6,750 shares of Class A Common Stock held as custodian for minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,626,736 shares of Class A Common Stock, including 23,837 shares of Class A Common Stock owned jointly with her spouse, an aggregate of 382,912 shares of Class A Common Stock owned of record by CFD Trust Nos. 2 and 4 and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Deborah Trust, DC Patrick Trust, and CFD Trust Nos. 2 and 4. She disclaims beneficial ownership of 6,750 shares of Class A Common Stock held as custodian for minor children, an aggregate of 382,912 shares of Class A Common Stock owned of record by CFD Trust Nos. 2 and 4 and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the DC Deborah Trust, the DC Patrick Trust, and CFD Trust Nos. 2 and 4, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

(c) No transactions in the Issuer’s Securities have been effected by Group Members since the most recent Amendment to the Schedule 13D filed on August 11, 2006.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The disclosure in Item 6 is hereby amended and supplemented by adding the following after the final paragraph thereof:

In connection with the proposal referred to in Item 4, Charles F. Dolan and James L. Dolan have agreed with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bear, Stearns & Co. Inc. not to transfer their shares of common stock of the Issuer, subject to certain exceptions, prior to the consummation of the 2006 Transaction.

Item 7	Material to be Filed as an Exhibit.

The disclosure in Item 7 is hereby amended by restating Exhibit A to read in its entirety as Exhibit A attached hereto.

Exhibit B.3: Joint Filing Agreement, dated October 9, 2006.

Exhibit 28: Commitment Letter, dated October 8, 2006, executed by Merrill Lynch Capital Corporation and Bear Stearns & Co. Inc.

Exhibit 29: 2006 Proposal Letter from Charles F. Dolan and James L. Dolan, on behalf of the Reporting Persons, to the Issuer, dated October 8, 2006.

Exhibit 30: Press Release, dated October 9, 2006.

Signature.
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: October 9, 2006

CHARLES F. DOLAN
By:	*

HELEN A. DOLAN
By:	*

JAMES L. DOLAN
By:	/s/ James L. Dolan

THOMAS C. DOLAN
By:	/s/ Thomas C. Dolan

PATRICK F. DOLAN
By:	*

KATHLEEN M. DOLAN, individually and as a
Trustee for Dolan Descendants Trust, Dolan
Progeny Trust, Dolan Grandchildren Trust, Dolan
Spouse Trust, the DC James Trust, the DC Thomas
Trust, the DC Patrick Trust, the DC Kathleen
Trust, the DC Marianne Trust, the DC Deborah
Trust, the CFD Trust No. 1, the CFD Trust No.
2, the CFD Trust No. 3, the CFD Trust No. 4,
the CFD Trust No. 5 and the CFD Trust No. 6,
and as Trustee of the Marissa Waller 1989
Trust, the Charles Dolan 1989 Trust, the Ryan
Dolan 1989 Trust and the Tara Dolan 1989 Trust

By:	*

MARIANNE DOLAN WEBER
By:	*

DEBORAH A. DOLAN-SWEENEY
By:	*

LAWRENCE J. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust
By:	*

DAVID M. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust
By:	*

PAUL J. DOLAN, as a Trustee of the Dolan
Descendants Trust, the Dolan Grandchildren
Trust, the Dolan Spouse Trust, the Dolan
Progeny Trust, the D.C. Kathleen Trust, the
D.C. James Trust, the CFD Trust No. 1 and the
CFD Trust No. 6, and as Trustee of the CFD
Trust No. 10

By:	*

MATTHEW J. DOLAN, as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5
By:	*

MARY S. DOLAN, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4
By:	*

DOLAN FAMILY LLC
By:	*

*By:	/s/ Brian G. Sweeney

Brian G. Sweeney
As Attorney-in-Fact